UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 000-21344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Keystone National Bank Employees’ Profit Sharing and Savings Plan 111 West Front Street Berwick, PA 18603

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Keystone Corporation

111 West Front Street

Berwick, PA 18603

LEAP & ASSOCIATES	A Professional Corporation

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee of

the Employee’s Profit Sharing and

Savings Plan of the First Keystone

National Bank

Berwick, Pennsylvania

We were engaged to audit the financial statements and supplemental schedule of the Employee’s Profit Sharing and Savings Plan of the First Keystone National Bank (the Plan) as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan’s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by the First Keystone National Bank, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of and for the years ended December 31, 2007 and 2006, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the trustee, has been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Duncansville, Pennsylvania

August 8, 2008

1798 Old Route 220N, Suite 301, Duncansville, Pennsylvania 16635 814.695.7441

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

	December 31,
	2007	2006

ASSETS

Investments:
Cash	$—	$—
Mutual funds	6,822,097	6,015,633
Common stock	606,758	651,683
Common / collective trust	1,413,454	1,236,298
Participant loans	188,285	193,860
	9,030,594	8,097,474

Contributions receivable - employer’s	399,613	364,884

NET ASSETS AVAILABLE FOR BENEFITS	$9,430,207	$8,462,358

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

Year Ended December 31, 2007

ADDITIONS TO NET ASSETS

Investment income:
Net realized and unrealized appreciation in fair value of investments:	$483,504
Interest	14,301
Dividends	32,510
530,315

Contributions:
Employer’s	399,613
Participants’	216,113
Participants’ rollovers	197,846
813,572

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	375,529
Administrative expenses	509
376,038
Net Increase	967,849

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	8,462,358

End of year	$9,430,207

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

Years Ended December 31, 2007 and 2006

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Employee’s Profit Sharing and Savings Plan of the First Keystone National Bank (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a non-standardized defined contribution 401(K) plan covering those employees of First Keystone National Bank that meet the eligibility requirements as stated in the Plan. To be eligible for salary reduction contributions, an employee must have attained the age of 21 and completed three months of service. To be eligible for matching and discretionary profit sharing contributions, an employee must have attained the age of 21 and completed one year of service by completing at least 1,000 hours of service at the end of the first twelve consecutive months of employment.

Contributions: The Plan permits the employee to elect to defer a percentage of their compensation each year up to $15,500 plus any catch up contributions. In addition, the employee may separately elect to defer up to 100% of any bonuses paid to them during the year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The participants direct the contribution of monies allocated on their behalf into one of more separate investment funds. The Plan provides for employer matching contributions up to a maximum of 3% of compensation. The employer also makes a discretionary profit sharing contribution that is allocated in proportion to the participants’ compensation.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and the employer’s contributions, plus allocations of plan earnings and realized and unrealized investment gains and losses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions, employer matching contributions, and employer discretionary profit sharing contribution plus investment earnings thereon.

Participant Loans: Participants may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in the plan, whichever is less. The loans are secured by the vested interest in the participant’s account and bear a reasonable rate of interest of 6.0% to 9.25%. Interest received on participant notes for the years ended December 31, 2007 and 2006 totaled $14,301 and $13,103, respectively.

Benefits: On termination of service due to death or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account unless another form of payment is elected. For termination of service due to disability and other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Vested accounts of separated participants included in investment balances as of December 31, 2007 and 2006 were $74,741 and $226,298, respectively.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

Years Ended December 31, 2007 and 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are reported and certified by First Keystone National Bank at their fair value from quoted market prices and income from investments is recorded as it is earned. Investment securities consist primarily of mutual funds, a common/collective trust, and employer stock all held in trust by the First Keystone National Bank. All investments are participant directed.

NOTE 3 – INVESTMENTS

The following table presents investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets.

	December 31,
	2007	2006

Investments
Federated Capital Preservation - common/collective trust	$1,413,454	$1,236,298
Federated Managed Moderate Growth - mutual fund	—	2,773,562
Federated Stock Trust - mutual fund	704,585	756,821
Federated MDT Balanced A - mutual fund	3,065,137	—
Federated Mid-Cap Index - mutual fund	808,769	679,131
First Keystone Corporation - common stock	606,758	651,683
All other investments individually less than 5%	2,431,891	1,999,979

	$9,030,594	$8,097,474

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the year ending December 31, 2007 by $483,504 as follows:

Mutual funds	$510,857
Common / collective trust	58,115
Common stock	(85,468)

$483,504

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

Years Ended December 31, 2007 and 2006

NOTE 4 – PLAN TERMINATION

Although there has not been any expressed intent to do so, First Keystone National Bank has the right at any time to terminate the Plan. Upon complete termination, no further contributions will be made to the Plan and all amounts credited to the participants’ accounts will continue to be 100% vested.

NOTE 5 – TAX STATUS

The Plan has received a favorable tax determination letter dated March 25, 1991 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – INFORMATION PREPARED AND CERTIFIED BY THE TRUSTEE (UNAUDITED)

The following information included in the accompanying financial statements and supplemental schedule as of December 31, 2007 and 2006 and for the year ended December 31, 2007 was obtained from data that has been prepared and certified to be complete and accurate by First Keystone National Bank.

	December 31,
	2007	2006

Investments at Fair Value

Mutual funds	$6,822,097	$6,015,633
Cash	—	—
Common stock	606,758	651,683
Common / collective trust	1,413,454	1,236,298
Participant loans	188,285	193,860

	$9,030,594	$8,097,474

Net realized and unrealized appreciation in fair value of investments		$483,504
Interest		$14,301
Dividends		$32,510

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

Years Ended December 31, 2007 and 2006

NOTE 7 – RELATED PARTY TRANSACTIONS

Certain investments in the Plan are invested in First Keystone Corporation, the holding company for First Keystone National Bank. As of December 31, 2007, the Plan held 38,403 shares at $15.80 per share for a total investment of $606,758 in First Keystone Corporation common stock. As of December 31, 2006, the Plan held 36,205 shares at $18.00 per share for a total investment of $651,683 in First Keystone Corporation common stock.

SCHEDULE H, LINE 4I- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FIRST KEYSTONE NATIONAL BANK

EMPLOYEE’S PROFIT SHARING AND SAVINGS PLAN

Year Ended December 31, 2007

EIN 24-0525403; Plan Number 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

	Federated MDT Balance A	Mutual fund	$ ©	$3,065,137
	Federated Target ETF 2015 A	Mutual fund	©	3,428
	Federated Stock Trust	Mutual fund	©	704,585
	Federated Capital Appreciation	Mutual fund	©	402,202
	Federated Mid-Cap Growth Strategies	Mutual fund	©	220,529
	Federated Max-Cap Index	Mutual fund	©	303,486
	Federated Mid-Cap Index	Mutual fund	©	808,769
	Federated Total Return Bond	Mutual fund	©	218,624
	Janus Advisor Worldwide Growth	Mutual fund	©	160,246
	Aim Small Cap Growth	Mutual fund	©	244,580
	Dodge & Cox International Stock Fund	Mutual fund	©	176,481
	DWS Technology Fund A	Mutual fund	©	54,457
	Federated Kaufmann Sm Cap K	Mutual fund	©	69,186
	Growth Fund of America R-4	Mutual fund	©	269,204
	Oppenheimer Real Estate A	Mutual fund	©	70,782
	Federated Automated Cash Mgmt.	Mutual fund	©	50,401
	Federated Capital Preservation	Common / collective trust	©	1,413,454
*	First Keystone Corporation	Common stock	©	606,758
	Participant loans	6.0% - 9.25%	—	188,285

			$—	$9,030,594

* Indicates party in interest

© Not required due to participant directed investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Keystone National Bank Employees’ Profit Sharing and Savings Plan

Name of Trustee: First Keystone National Bank

Date:	December 16, 2008	By:	/s/ James S. Szewc
James S. Szewc
Sr. Trust Officer